SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BMR SOLUTIONS, INC.
(Exact name of registrant as specified in its corporate charter)
_____________________

Nevada	000-52337	33-0989901
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1184 Rutland Road, Suite 2
Newport Beach, California 92660
(Address of principal executive offices) (Zip Code)

(949) 292-0820
(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

BMR SOLUTIONS, INC.
1184 Rutland Road, Suite 2,
Newport Beach, California 92660

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

General

This Information Statement is being mailed on or about October 6, 2008, by BMR Solutions, Inc., a Nevada corporation (the “BMR”), to the holders of record of shares of our common stock on October 3, 2008. You are receiving this Information Statement in connection with a reverse merger transaction pursuant to which Balqon Corporation, a California corporation (“Balqon California”), will ultimately merge with and into BMR (the “Merger Transaction”).

We have entered into an Agreement and Plan of Merger, dated September 15, 2008 (the “Merger Agreement”) with Balqon California and our wholly owned subsidiary Balqon Acquisition Corp., a Nevada corporation.  On or about October 15, 2008, pursuant to and in accordance with the Merger Agreement, we expect that Balqon California will merge with and into our wholly-owned subsidiary Balqon Acquisition Corp. which will in turn merge with and into BMR.  In connection with the Merger, we will be the surviving corporation and we will change our name to “Balqon Corporation.”  The Merger Agreement is described in our Current Report on Form 8-K filed September 19, 2008 and is incorporated herein by this reference. The description of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement.

Under the terms of the Merger Agreement, we are obligated to ensure that, effective as of the consummation of the Merger Transaction, (i) all persons serving on our board of directors resign and (ii) at least one nominee of Balqon California is appointed to our board of directors.  Balqon California has nominated Balwinder S. Samra, Amarpal S. Samra and Henry Velasquez to be appointed to our board of directors.  These persons will be members of our board of directors on or about October 15, 2008, or when the Merger Transaction is consummated, but in no event less than ten days after the date of mailing of this notice.  Additionally, effective upon consummation of the Merger Transaction, K. John Shukur will resign as our sole director and executive officer and Balwinder Samra, Robert Miranda and Henry Velasquez will be appointed as our executive officers.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully.  You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The information contained in this Information Statement concerning Balqon California and Messrs. Balwinder Samra, Miranda, Amarpal Samra and Velasquez has been furnished to us by those entities and those persons. We assume no responsibility for the accuracy or completeness of such information.

The only class of our voting securities currently outstanding is our common stock.  As of October 3, 2008, there were 7,777,500 shares of our common stock outstanding.

INFORMATION CONCERNING OUR CURRENT AND
PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

Current Director and Executive Officer

The sole member of our board of directors and sole executive officer was appointed to serve for a one year term and until his successor was duly elected and qualified.  The name, age and position held by our sole director and executive officer as of October 3, 2008 are as follows:

Name	Age	Position
K. John Shukur	37	Director, President, Chief Financial Officer and Secretary

K. John Shukur has served as our sole executive officer and director since October 1, 2007.  From 2003 to the present, Mr. Shukur has been working as a financial consultant to several small public companies.  From 2001 to 2003, Mr. Shukur served as the Chief Financial Officer and a director of Fellows Energy, Inc., a reporting company.  From 1994 to 2001, Mr. Shukur was the operator of Samurai Harry’s, a chain of Japanese-American food restaurants located in Southern California. Mr. Shukur earned his Bachelor of Science degree in Environmental Analysis and Design from University of California, Irvine in 1994.  Mr. Shukur is not an officer or a director of any other reporting company.

Proposed Directors and Executive Officers

The names, ages and positions to be held by our proposed directors and executive officers as of October 1, 2008 are as follows:

Name	Age	Positions Held
Balwinder Samra	46	President, Chief Executive Officer and Chairman of the Board
Robert Miranda	56	Chief Financial Officer
Henry Velazquez	32	Vice President. Engineering and Director
Amarpal Singh Samra	47	Director

Balwinder Samra will be appointed as our President, Chief Executive Officer, Chairman of the Board and a director in connection with the consummation of the Merger Transaction.  Mr. Samra has been the President, Chief Executive Officer and Chairman of the Board of Balqon California from May 2005 to the present.  Prior to that, Mr. Samra was an Executive Vice President of ZAP Corporation where he assisted with the design and development of electric vehicles and was instrumental in developing facilities for the assembly of electric vehicles.  From 2000 to May 2005, Mr. Samra was president and chief executive officer of EVI, a leading manufacturer of buses, trucks and trailers powered by alternative fuel technologies.  Mr. Samra holds a B. S. degree in Chemistry from Punjab University, India.

Robert Miranda will be appointed as our Chief Financial Officer in connection with the consummation of the Merger Transaction.  From October 2008 to the present, Mr. Miranda has served as Chief Financial Officer of Balqon California.  From October 2007 to the present, Mr. Miranda has been the managing director of Miranda & Associates, a professional accountancy corporation.  From March 2003 through October 2007, Mr. Miranda was a Global Operations Director at Jefferson Wells, where he specialized in providing Sarbanes-Oxley compliance reviews for public companies.  Mr. Miranda was a national director at Deloitte & Touche where he participated in numerous audits, corporate finance transactions, mergers, and acquisitions.  Mr. Miranda is a licensed Certified Public Accountant and has over 35 years of experience in accounting, Sarbanes-Oxley compliance, auditing, business consulting, strategic planning and advisory services.  Mr. Miranda holds a B.S. degree in Business Administration from the University of Southern California, a certificate from the Owner/President Management Program from the Harvard Business School and membership in the American Institute of Certified Public Accountants.

Henry Velazquez will be appointed as our Vice President, Engineering and a director in connection with the consummation of the Merger Transaction.  From October 2008 to the present, Mr. Velasquez has been Vice President, Engineering and a member of the board of directors of Balqon California.  From January 2007 to August 2008 Mr. Velazquez was a Senior Engineer at Honda Access America.  From October 2000 to January 2007, Mr. Velasquez was an Engineer at Snugtop.  Mr. Velasquez has over 10 years of experience in designing mechanical components, chassis and suspension systems for trucks, buses, trailers and utility vehicles.  Mr. Velasquez has been awarded one United States patent related to composite body designs for pickup trucks.  Mr. Velasquez holds a B.S. degree in Mechanical Engineering from Loyola Marymount University, Los Angeles, California and is the Vice President of the American Society of Mechanical Engineers.

Amarpal Singh Samra will be appointed onto our board of directors in connection with the consummation of the Merger Transaction.  From May 2005 to the present Mr. Samra has served as a member of the board of directors of Balqon California.  From August 2008 to the present, Mr. Samra has been employed by Gemidis, a company that develops liquid crystal on silicon for television images.  From April 1999 to October 2005, Mr. Samra was the Senior Vice President and General Manager – Global Business Unit for Infocus, a company that develops data video projectors.

Term of Office and Family Relationships

Our executive officers are appointed by and serve at the discretion of our board of directors.  Since October 1, 2007 to the present, K. John Shukur has been our sole executive officer and director.  Our officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among our current executive officer and director, proposed directors and proposed executive officers, except that Balwinder Samra is the brother of Amarpal Singh Samra.

INFORMATION ABOUT OUR BOARD OF DIRECTORS,
BOARD COMMITTEES AND RELATED MATTERS

Composition of the Board of Directors

Our board of directors has responsibility for our overall corporate governance and meets regularly throughout the year.  Our Articles of Incorporation provide that our Board of Directors will be divided as equally as possible into three classes.  Our bylaws provide that our board of directors may fix the exact number of directors between one and fifteen.  Our board of directors has fixed the number of directors at one and since October 1, 2007 to the present, K. John Shukur has been our sole executive officer and director.

Effective upon the consummation of the Merger Transaction, the number of directors on our board of directors will be fixed at three.  In connection with the consummation of the Merger Transaction, three individuals nominated by Balqon California will be appointed to serve on our board of directors until our next annual meeting of stockholders.  At our next annual meeting of stockholders, our stockholders will elect one individual to each of the three classes of our board of directors such that one director will until serve until the first, second and third subsequent annual meeting of stockholders, respectively.  At each subsequent annual meeting of stockholders after the next annual meeting of stockholders, directors are to be elected for a term of three years to succeed those directors whose terms expire on that annual meeting date and our directors hold office until the third succeeding annual meeting of stockholders, until their successors are elected or until their earlier death, resignation or removal.

Corporate Governance and Committees

Our directors are kept informed of our business through discussions with our executive officers, by reviewing materials provided to them and by participating in meetings of our board of directors.

During 2007, our board of directors held zero meetings attended by members of the board either in person or via telephone, and on four occasions approved resolutions by unanimous written consent in lieu of a meeting.

As of October 3, 2008, our board of directors did not have a standing audit committee, compensation committee or nominating committee.  We anticipate that our board of directors will form an audit committee, compensation committee and a nominating committee concurrent with the consummation of the Merger Transaction.

Our board of directors has not yet recruited an audit committee financial expert to join the board of directors because we have only recently commenced a significant level of financial operations.  Our board of directors meets with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements; and receives and considers the accountants’ comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls.

As of October 3, 2008, our board of directors did not have an nominating committee because the board of directors has determined that the entire board of directors can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating nominees for director.  We have not adopted a policy with regard to the consideration of any director candidates recommended by our security holders.

As of October 3, 2008, our board of directors did not have a compensation committee because our directors have served as our management.

Director Independence

Our sole director, K. John Shukur, is not considered independent under the current standards for “independence” established by the SEC and NASDAQ Market Place Rules as he is also our sole executive officer.  Our former directors, Mark Andre, Marla Andre and Brian Mirrotto, were not considered independent under the current standards for “independence” established by the SEC and NASDAQ Market Place Rules as each of them served as our executive officers while they served on our board of directors.  Our proposed directors, Balwinder Samra, Amarpal Samra and Henry Velasquez will not be considered independent under the current standards for “independence” established by the SEC and NASDAQ Market Place Rules as Messrs. Balwinder Samra and Henry Velasquez will serve as our executive officers and Amarpal Samra is the brother of Balwinder Samra.

Stockholder Communications with our Board of Directors

We have not adopted any procedures by which security holders may recommend nominees to our board of directors.  We anticipate that such a procedure will be adopted concurrent with the consummation of the Merger Transaction.

Compensation of Directors

Our directors do not receive compensation in connection with their service as directors.  We anticipate that, after the consummation of the Merger Transaction, our non-employee directors will be compensated for their service on our board of directors.

Director Compensation Table - 2007

Our current director, K. John Shukur, and our former directors, Mark Andre, Marla Andre and Brian Mirrotto, served on our board of directors during the twelve months ended December 31, 2007.  Our former directors, Mark Andre, Marla Andre and Brian Mirrotto, resigned as members of our board of directors on October 1, 2007, October 1, 2007 and July 20, 2007, respectively, due to personal reasons.  For the twelve months ended December 31, 2007, no compensation was awarded to or paid to, or earned by, the individuals who served on our board of directors during that period.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary Compensation Table

The following table shows for the years ended December 31, 2006 and December 31, 2007, the compensation awarded to or paid to, or earned by all individuals who served as our executive officers during the year ended December 31, 2007.  K. John Shukur, has been our only executive officer since October 1, 2007.  Mark Andre and Marla Andre were our only executive officers from May 23, 2006 to October 1, 2007 when they resigned for personal reasons. Our slate of executive officers will be reconstituted upon consummation of the Merger Transaction.

Name and Principal Position	Year	Salary ($)	All other Compensation ($)	Total ($)
K. John Shukur
Former President, Chief Financial Officer and Secretary	2007	—	—	—

Mark Andre	2006	15,314	13,988(1)	29,302
Former President and Secretary	2007	9,440	7,749(1)	17,189

Marla Andre	2006	1,000	—	1,000
Former Chief Financial Officer	2007	—	—	—

(1)	Represents perquisites or personal benefits provided, none of which individually exceed the greater of $25,000 or 10% of the total amount of these benefits provided to Mr. Andre.

Outstanding Equity Awards At Fiscal Year-End - 2007

None of the individuals who served as our executive officers during the year ended December 31, 2007 held any unexercised options, unvested stock or equity incentive plan awards on December 31, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, THE CURRENT DIRECTORS, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

As of October 3, 2008, there were 7,777,500 shares of our common stock outstanding.  The Merger Agreement provides that we shall cancel 6,377,500 shares of our common stock held by certain of our stockholders such that the number of shares of our common stock outstanding immediately preceding the closing of the Merger Transaction will not exceed 1,400,000 (the “Cancellation”).  The Merger Agreement also provides that we shall have issued and outstanding warrants to purchase an aggregate of 297,738 shares of our common stock immediately preceding the closing of the Merger Transaction.

The Merger Agreement further provides that between the date of the Merger Agreement and the closing of the Merger Transaction, Balqon California may issue (i) convertible promissory notes (the “Notes”) which will convert into up to 1,000,000 shares of Balqon California’s common stock immediately preceding the Merger Transaction (the “Note Shares”), (ii) up to 3,000,000 shares of Balqon California’s common stock (the “Private Placement Shares”) and (iii) warrants (the “Warrant”) to purchase up to 4,000,000 shares of Balqon California’s common stock in connection with the issuance of the Notes and the Private Placement Shares.  Assuming that all the Notes, Private Placement Shares and Warrants are issued, Balqon California will have 26,500,000 shares of common stock and options and warrants to purchase an aggregate of 9,971,772 shares of common stock outstanding immediately preceding the Merger Transaction.

Pursuant to the Merger Agreement, we will issue to the shareholders of Balqon California an aggregate of up to 26,500,000 shares of our common stock upon conversion of the same number of shares of Balqon California’s common stock.  We will also issue to the stockholders of Balqon California up to 9,791,772 warrants and options to purchase shares of our common stock upon conversion of warrants and options, as applicable, to purchase the same number of shares of Balqon California’s common stock.

Assuming (i) that all the Notes, Private Placement Shares and Warrants are issued, (ii) that the Cancellation is effected, and (iii) that the Merger Transaction is consummated, we will have 27,900,000 shares of common stock and options and warrants to purchase up to an aggregate of 10,089,590 shares of common stock outstanding immediately after giving effect to the Merger Transaction.

The following table sets forth certain information as of the consummation of the Merger Transaction and related transaction described above on or about October 15, 2008 regarding the beneficial ownership of our common stock by:

•	each person known by us to beneficially own more than 5% of the outstanding shares any class of our voting stock;

•	each of our proposed directors, Balwinder Samra, Amarpal Samra and Henry Velasquez;

•	each of our proposed executive officers, Balwinder Samra, Robert Miranda and Henry Velasquez;

•	our current director and executive officer, K. John Shukur;

•	our former directors, Mark Andre and Marla Andre;

•	all of our proposed directors and executive officers as a group; and

•	all of the shareholders of Balqon California who will acquire shares of our common stock in connection with the Merger Transaction.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.  To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of voting stock shown as beneficially owned by them.  Except as indicated by footnote, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.  Percentage of beneficial ownership of our common stock is based on 27,900,000 shares of common stock assumed to be outstanding immediately after giving effect to the Merger Transaction and related transactions discussed above.

The address of each of the following stockholders, unless otherwise indicated below, is c/o Balqon Corporation, 1701 E. Edinger, Unit E3, Santa Ana, California  92705.  The address for K. John Shukur, Mark Andre, and Marla Andre is 1184 Rutland Road, Suite 2, Newport Beach, California 92660. Amarpal Samra is the brother of Balwinder Samra.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Balwinder Samra	Common	21,166,661(1)	69.02%
Robert Miranda	Common	100,000	*
Henry Velazquez	Common	416,674(2)	*
Amarpal Singh Samra	Common	1,562,532(3)	5.83
Marlin Financial Group	Common	3,645,905(4)	13.39%
K. John Shukur	Common	80,000(5)	*
Mark Andre	Common	40,000(5)	*
Marla Andre	Common	— (5)	*
All proposed directors and executive officers as a group (4 persons)	Common	23,245,867(6)	74.84%
Shareholders of Balqon California as a group	Common	36,291,772(7)	96.29%

*	Less than 1%.
(1)	Includes 4,166,751 shares of common stock underlying options. Does not include the shares held by Marlin Financial Group over which Mr. Samra has indirect dispositive power.
(2)	Includes 83,334 shares of common stock underlying options.
(3)	Includes 312,507 shares of common stock underlying options.
(4)
Includes 729,180 shares of common stock underlying warrants.  Mark Levin has the power to vote or dispose of the shares beneficially held by Marlin Financial Group as its president.  Pursuant to a contractual agreement dated August 28, 2008 between Marlin Financial Group and Balqon California, which agreement may be waived,until August 28, 2011, Marlin Financial Group can only dispose of that certain percentage of the securities held by Marlin Financial Group on August 28, 2008 that equals the percentage of the securities held by Balwinder Samra on August 28, 2008 which Mr. Samra has disposed of as of the date of the proposed disposition by Marlin Financial.

(5)	Assumes that certain of the shares owned by the stockholder on October 1, 2008 have been cancelled in connection with the Cancellation.
(6)	Includes 4,562,592 shares of common stock underlying options.
(7)
Represents 26,500,000 shares of our common stock and 9,791,772 warrants and options to purchase shares of our common stock issued to the shareholders of Balqon California in connection with the Merger Transaction.  Includes the securities represented in this table as owned by our proposed directors, proposed executive officers and Marlin Financial Group.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or Exchange Act, requires our executive officer, directors and persons who beneficially own more than 10% of a registered class of our equity securities (“reporting persons”) to file initial reports of ownership and reports of changes in ownership of Accessity common stock and other equity securities with the SEC. The reporting persons are required by the SEC regulations to furnish us with copies of all reports that they file.

Based solely upon a review of copies of the reports furnished to us during its fiscal year ended December 31, 2007 and thereafter, or any written representations received by us from reporting persons that no other reports were required, we believe that all Section 16(a) filing requirements applicable to its reporting persons during the fiscal year end December 31, 2007 were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Merger Transaction

Pursuant to the Merger Agreement, we will issue to the shareholders of Balqon California an aggregate of up to 26,500,000 shares of our common stock upon conversion of the same number of shares of Balqon California’s common stock.  We will also issue to the stockholders of Balqon California up to 9,791,772 warrants and options to purchase shares of our common stock upon conversion of warrants and options, as applicable, to purchase the same number of shares of Balqon California’s common stock.  The 1:1 exchange ratio was determined by arms-length negotiations between us and Balqon California and was not based on any particular valuation or other financial data with respect to either company or a comparison of comparable companies or transactions.

In connection with the Merger Transaction we will issue to (i) Balwinder Samra, our proposed director, President and Chief Executive Officer, 16,999,910 shares of our common stock upon conversion of the same number of shares of common stock of Balqon California held by Mr. Samra and 4,166,751 options to purchase common stock upon conversion of the same number of options of Balqon California held by Mr. Samra; (ii) Robert Miranda, our proposed Chief Financial Officer, 100,000 shares of our common stock upon conversion of the same number of shares of common stock of Balqon California held by Mr. Miranda; (iii) Henry Velazquez, our proposed Vice President Engineering and a Director of our company, 333,340 shares of our common stock upon conversion of the same number of shares of common stock of Balqon California held by Mr. Velazquez and 83,334 options to purchase common stock upon conversion of the same number of options of Balqon California held by Mr. Velasquez; and (iv) Amarpal Singh Samra, a proposed director of our company, 1,250,025 shares of our common stock upon conversion of the same number of shares of common stock of Balqon California held by Mr. Samra and 312,507 options to purchase common stock upon conversion of the same number of options of Balqon California held by Mr. Samra.  As a result of the Merger Transaction each of Mr. Balwinder Samra and Mr. Amarpal Samra will become owners of more than 5% of our common stock.  In connection with the Merger Transaction we also issued to Marlin Financial Group 3,645,905 shares of our common stock upon conversion of the same number of shares of common stock of Balqon California held by Marlin Financial Group and 729,180 warrants to purchase common stock upon the conversion of the same number of warrants of Balqon Corporation.  As a result of the Merger Transaction each of Marlin Financial Group will become the owner of more than 5% of our common stock.

Policy Regarding Transactions with Related Persons

We recognize that related party transactions present a heightened risk of conflicts of interest and while we have not adopted a written policy to which all related party transactions shall be subject, our board of directors reviews the relevant facts and circumstances of all related party transactions, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction.  To the extent possible, no director may participate in any approval of a related party transaction to which he or she is a related party.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

BMR SOLUTIONS, INC.

Date: October 6, 2008	By:	/s/ K. John Shukur
K. John Shukur, President and Chief Executive Officer